July 12, 2007

BY EDGAR AND BY FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

Attention:	Mr. Michael McTiernan
Staff Attorney

Re:	The Nielsen Company B.V., Nielsen Finance LLC and Nielsen Finance Co.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 21, 2007
File No. 333-142546

Ladies and Gentlemen:

Set forth below are the responses of The Nielsen Company B.V. and its subsidiaries Nielsen Finance LLC and Nielsen Finance Co. (together the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 2 to the Registration Statement (the “Amendment”), which has been marked to indicate the changes made to the Registration Statement filed on June 21, 2007. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

FORM S-4/A FILED JUNE 21, 2007

Securities and Exchange Commission

July 12, 2007

General

1. We note your response to comment 2. Please provide us with screen shots of all electronic documentation that you will use in connection with the exchange offer. In addition, please file a copy of the electronic equivalent of the transmittal letter as an exhibit to the registration statement.

We respectfully advise the Staff that the only materials to be distributed in connection with the exchange offers will be (1) the respective prospectuses and (2) cover documents, which be created immediately prior to the date the exchange offer is commenced and distributed through the DTC or Euroclear and Clearstream, as applicable, containing the relevant identification numbers (i.e., CUSIPs for dollar-denominated notes or Common Codes for euro-denominated notes) for the respective series of notes.

2. We note your June 21, 2007, response identifies Syria as a country in which you conduct business. Syria is identified as a state sponsor of terrorism by the U.S. State Department and is subject to U.S. economic sanctions and controls. Please describe your current, past and anticipated operations in and contacts with Syria, whether directly or through subsidiaries or other indirect arrangements, and discuss their materiality to you in light of Syria’s status as a state sponsor of terrorism. Please also discuss whether the contacts and operations constitute a material investment risk to your security holders.

In 2006, the Company’s subsidiary in Cyprus was requested by two multinational consumer goods producers to perform certain customized market studies in Syria. The Company employed a Lebanon-based subcontractor to perform the Syrian market studies. This Lebanon-based subcontractor was paid $34,000 for services rendered to the Company. The total revenue generated from the market studies in Syria during 2006 was $71,799, which represents approximately 0.0017% of the Company’s total revenue for that period. Other than the 2006 market studies, which occurred in 2006 only, the Company has not conducted, is not currently conducting and does not anticipate conducting operations in Syria. The Company does not export any goods to Syria, does not provide services to Syrian entities, does not have any physical presence in Syria and does not have any assets or liabilities in Syria. The Company has generated no revenue from any Syrian personnel or vendors and it believes that it is not doing business with a state sponsor of terrorism and is in full compliance with applicable U.S. law regarding involvement in Syria. In light of the Company’s lack of any business presence in Syria and its insignificant amount of revenue derived from the 2006 market studies in that country, the Company does not believe that a reasonable investor would consider these contacts and operations to constitute a material investment risk for its security holders or potential investors. Nevertheless, the Company will continue to closely monitor any future activities in Syria for appropriateness and compliance with applicable U.S. law.

3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

Securities and Exchange Commission

July 12, 2007

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania General Assembly has adopted a resolution that requires its Budget and Finance Committee to report annually regarding state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

We respectfully refer the Staff to the Company’s response to Comment 2 above.

The Nielsen Company B.V. Prospectus

Risks Factors, page 16

Our substantial indebtedness..., page 16

4. Please expand your risk factor disclosure to discuss the impact of your debt burden on your cash provided by operating activities for the last quarter.

Revisions have been made to page 16 in response to the Staff’s comment.

Compensation Discussion and Analysis, page 105

5. We note your response to comment 31. Please disclose in more detail how the Committee determined bonus amounts for 2006. For example, although you have disclosed how various factors were weighted in determining annual bonus amounts, it is not clear whether the Named Officers met the various goals and targets in 2006. Similarly, it is not clear how the Committee determined that Mr. Calhoun’s experience and the responsibilities associated with his position and the company warranted a signing bonus of $10,613,699.

Revisions have been made to pages 116 and 117 in response to the Staff’s comment.

6. We note your response to comment 32. Please provide us with a more detailed explanation of why the company would be damaged by competitors obtaining access to the Confidential Provisions. Specifically discuss why you would be placed at a competitive disadvantage as a result of disclosing information that is tied to revenue, capital expenditures, and EBITDA, all of which will be disclosed in or derived from your financial statements.

Securities and Exchange Commission

July 12, 2007

As discussed on page 116, for the year ended December 31, 2006, annual bonuses were determined by the Company based on the achievement of targeted levels of EBITDA, revenue performance, cost savings and an assessment of the executive’s job performance during the year. Also set forth on page 116 is the relative weighting of each factor in determining the bonus amount. As discussed in our letter to the Staff dated June 21, 2007, pursuant to Question 3.04 of the Compliance and Disclosure Interpretations to Item 402, the Company has withheld performance target levels of achievement of the quantitative factors considered in the determination of the bonuses for its Named Officers because it has determined the disclosure of such information would result in competitive harm for it. The Company made this determination based on an evaluation of the applicable established standards of confidential commercial or financial information as set forth statutorily and in case law, as described in detail in our June 21, 2007 letter.

While the Company agrees that revenue, capital expenditures and EBITDA are publicly available, it believes that the disclosure of targets of these publicly available amounts would cause substantial harm to its competitive position in a number of ways. First, such disclosure would require the Company to set forth its projections as to achievable levels of revenue, capital expenditures and EBITDA. Disclosure of the Company’s projections and budgeted financial information underlying the Confidential Provisions would allow its competitors to obtain such previously undisclosed information, thus placing the Company at a specific competitive disadvantage, especially if the Company is not privy to comparable information about its competitors. For example, certain of the Company’s Named Officers, such as Steven Schmidt, are or were heads of business lines (Mr. Schmidt is the former President and CEO of the Consumer Services Group). Disclosure of the Confidential Provisions applicable to such particular individuals would convey the Company’s business plan(s) and forecasted development applicable to certain lines of its businesses run by those individuals, which would enable the Company’s competitors to glean its plans for growth in its developing operative areas.

Secondly, disclosure of the Confidential Provisions would cause the Company competitive harm in its intense competition for talent. As a leading global information and media company providing essential marketing and media measurement information, analytics and industry expertise to a worldwide customer base, the Company is always in the market to attract and retain key individuals who are leaders in their field. The Company believes that its ability seek out and retain talent is essential to achieve its business development and bottom-line operating performance goals. By disclosing the Confidential Provisions, the Company would provide its competitors for talent with the details of its compensation practices which would allow those competitors to replicate those practices. The Company would then have difficulty attracting talent away from its competitors.

Therefore, we respectfully submit to the Staff that the Company’s non-disclosure of the Confidential Provisions is justified.

Securities and Exchange Commission

July 12, 2007

Signing Bonuses, page 116

7. The $18.8 million payment to Mr. Calhoun made in connection with his employment agreement appears to have been an inducement to get him to accept employment similar to the $10.6 million signing bonus. Please discuss the payment in this section.

Revisions have been made to page 117 in response to the Staff’s comment.

Summary Compensation Table, page 119

8. We note your response to comment 36. Considering that the $10.6 million signing bonus was an inducement to his employment, please tell us why you believe that the full amount of that bonus was not earned in 2006.

We respectfully advise the Staff that, based on the terms of the employment agreement with Mr. Calhoun, the full signing bonus amount of $10,613,699 was not earned in Fiscal 2006 because that amount is payable in equal annual installments through 2011. The full amount of the signing bonus is not fully vested and Mr. Calhoun is not entitled to receive the full amount of each annual installment unless he has held his position throughout the respective installment period. For example, if Mr. Calhoun were to leave the Company 6 months into a given annual period, he would only be entitled to receive a pro rata share of that annual installment (i.e., 6/12 or 50% of the amount of the annual installment) and he would forfeit any future annual installments. For Fiscal 2006, Mr. Calhoun received only an annual installment of $593,004 reflecting the fact that he held his position during only September, October, November and December of that year (i.e., 4/12 or 33% of the annual installment for 2006). Revisions have been made to page 117 to clarify the terms of this signing bonus.

9. Please revise the reference to the $18.8 million payment to Mr. Calhoun in footnote 4. It may be confusing to an investor if this payment, which was made as an inducement to accept new employment, is identified in the same fashion as the “one-time special awards” paid to company employees for additional services provided to the company in connection with the merger.

Revisions have been made to page 120 in response to the Staff’s comment.

Employment Agreement with Mr. David L. Calhoun, page 121

10. We note the disclosure at the bottom of page 121 regarding the option grant to purchase 7 million shares. Please revise to discuss in more detail how the Compensation Committee determined the amount of the grant “in connection with” Mr. Calhoun’s $20 million equity investment. Please clarify the relationship between the amount of the equity investment and the amount of the option grant. Also, please disclose the exercise price for these options and how the exercise price was determined.

Revisions have been made to page 122 in response to the Staff’s comment.

Securities and Exchange Commission

July 12, 2007

Nielsen Finance Notes Prospectus

11. Please revise the prospectus to conform with our comments on The Nielsen Company B.V. prospectus, as appropriate.

Revisions have been made throughout the Nielsen Finance prospectus to conform it to The Nielsen Company B.V. prospectus, as appropriate, in response to the Staff’s comment.

Exhibits

Form of Legal Opinion – Exhibit 5.1

12. We note that counsel is assuming due authorization of the notes and guarantees issued by the Dutch Issuer and the Item 2 Guarantors. This assumption appears to be inappropriate because it assumes material facts that support the opinion. Please provide a revised opinion that omits these assumptions.

We respectfully advise the Staff that we will reflect its comment in our revised opinion to be filed with a subsequent amendment along with the opinions of local counsel.

* * * *

If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at (212) 326-2108.

Sincerely,

Monica K. Thurmond of O’Melveny & Myers LLP

cc:	James W. Cuminale
The Nielsen Company B.V.